

Mail Stop 3561

November 27, 2009

Via Fax & U.S. Mail

Mr. Robert Zimmerman
Chief Financial Officer
Diamondhead Casino Corporation
1301 Seminole Boulevard, Suite 142
Largo, Florida 33770

> **Re:** **Diamondhead Casino Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-17529**

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2008

Competition, page 13

1. Please expand your disclosure to discuss the existing gaming facilities, including Native American gaming operations, in Mississippi and Louisiana. In this regard, consider adding a table that lists (i) the name of each facility, (ii) an indication of its size in terms of square footage and/or the number of gaming tables, slot machines, etc. and (iii) the proximity (in miles) to your property in Diamondhead, Mississippi.

Management's Discussion and Analysis
Liquidity, Capital Resources and Financial Results, page 18

2. Please explain the types of expenses that comprise the general and administrative expense category from your statement of operations. In addition, please revise your disclosure to provide a discussion of all significant items and variations between years.

3. We note that you obtained a $1 million line of credit during 2008. Please expand your disclosure to discuss how you were able to obtain this line of credit without pledging any collateral and without a guarantee by any of your officers and directors. Also, discuss the likelihood that you would be able to secure additional financing if you granted a security interest in your Diamondhead property (assuming you would be willing to do so).

4. With respect to your $1 million line of credit, please state the expected source of repayment. Also, the related loan document should be filed as an exhibit to your Form 10-K.

5. We note (i) your belief that you will likely exhaust all cash resources available to you by December 31, 2009, and (ii) your disclosure regarding the auditor's report expressing substantial doubt about your ability to continue as a going concern. However, please expand your discussion to explain the consequences if, for whatever reason, you are unable to secure additional financing, or unable to reach an agreement with a third party to develop the land, in order to meet your current and future liquidity needs.

Critical Accounting Policies, page 20

6. As part of your analysis of the value of the property you own in Diamondhead, Mississippi, we note you have relied upon the appraisal of J. Daniel Schroeder Appraisal Company to calculate the fair value. To the extent that you cite third party appraisers and your disclosure elevates their participation in the process to the level of an expert, please note that you must name the appraiser and file a consent from them should these financial statements be incorporated expressly or

by reference into any registration statement. Refer to Item 601 of Regulation S-K (Exhibit 23).

Exhibits, page 39

7. The caption to Item 15 shown on page 39 should be revised to conform to the caption shown for Item 15 in the Table of Contents at the beginning of your Form 10-K.

8. Your list of exhibits appears to contain a number of documents that are out-of-date and/or no longer relevant. Please note that documents on file with the Commission for more than five years generally may not be incorporated by reference unless such incorporated documents were originally filed in registration statements. In this regard, we note that a number of your exhibits are incorporated by reference to Form 10-K filings that were made more than five years ago. See Item 10(d) of Regulation S-K.

9. Please note that reference may not be made to any document that incorporates another document by reference if the information to be incorporated by reference includes an incorporation by reference to another (third) document. For example, your most recent Form 10-Q contains a reference to the exhibits contained in your 2008 Form 10-K. However, many of these exhibits are themselves incorporated by reference to other documents. See Rule 12b-23 of the Exchange Act.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief